
April 16, 2015

Via E-Mail
Stephen M. Merrick
President
CTI Industries Corporation
22160 North Pepper Road
Lake Barrington, IL 60010

> **Re:** **CTI Industries Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 31, 2015**
> **File No. 000-23115**

Dear Mr. Merrick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. You discuss various proposed provisions of the restated articles of incorporation in Proposal 3. However, you do not clearly describe the changes that you are making to your current articles of incorporation. Please clearly disclose all of the material changes you propose to make to your current articles of incorporation and discuss the reasons for each change. For instance, we note that the restated articles of incorporation will eliminate Class B common stock. Please disclose whether you have any outstanding shares of Class B common stock and explain why you propose to eliminate your Class B common stock.

2. Please note that Exchange Act Rule 14a-4(a)(3) requires the form of proxy to identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters. In this regard, we note that you have combined multiple matters in Proposal No. 3. Please revise the proxy statement to unbundle this proposal and list under its own caption each of following as separate

proposals: (i) the action to amend the restated articles of incorporation to increase the authorized number of shares of preferred stock, (ii) the action to amend the restated articles of incorporation to increase the authorized number of shares of common stock and (iii) the action to amend the other provisions of the restated articles of incorporation. Please ensure that the description of these proposals in the proxy card is consistent with how they are described in the proxy statement. Please also observe the requirements of Exchange Act Rule 14a-4(b)(1).

3. Please file the form of your proxy card. Please ensure that the proxy card is marked "preliminary" until the time that you file a definitive proxy statement. See Rule 14a-6(e)(1) of Regulation 14A under the Exchange Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: <u>Via E-Mail</u>
Gerald M. Miller, Esq.